UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Amendment No. 1)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

XERIS PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

98422L107

(CUSIP Number of Class of Securities)

Paul R. Edick

Chairman and Chief Executive Officer

Xeris Pharmaceuticals, Inc.

180 N. LaSalle Street, Suite 1600

Chicago, Illinois 60601

(844) 445-5704

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

Joseph C. Theis, Jr., Esq.

Stephanie A. Richards, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,733,874.90	$407.37

1

Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all stock options to purchase shares of the issuer’s common stock that may be eligible for repricing in the offer will be tendered pursuant to this offer. This calculation assumes stock options to purchase an aggregate of 1,240,490 shares of the issuer’s common stock, having an aggregate value of $3,733,874.90 as of November 6, 2020, calculated based on the average values using the Black-Scholes option pricing model, will be exchanged or cancelled pursuant to this offer.

2

The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $109.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01091% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $407.37	Filing Party: Xeris Pharmaceuticals, Inc.
Form or Registration No.: Schedule TO-I	Date Filed: November 10, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on November 10, 2020 (the “Schedule TO”), by Xeris Pharmaceuticals, Inc., a Delaware corporation (the “Company”), in connection with its offer to exchange eligible stock options for replacement stock options with modified terms pursuant to the Offer to Exchange Eligible Options for New Options, dated November 10, 2020 (the “Exchange Offer”).

This Amendment is being filed solely to amend “Item 4 – Terms of the Transaction” to reflect and report the final results of the Exchange Offer under the caption “Material Terms.” Except as otherwise noted below, no changes have been made to the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and the Exchange Offer. All capitalized terms used herein have the same meanings as given in the Exchange Offer.

Item 4.	Terms of the Transaction

Item 4 of the Schedule TO is hereby amended and supplemented by adding the following information under the caption “Material Terms”:

The Exchange Offer expired at 11:59 p.m., Central Time, on Wednesday, December 9, 2020. Pursuant to the Exchange Offer, 63 Eligible Participants elected to exchange Eligible Options, and the Company accepted for cancellation Eligible Options to purchase an aggregate of 1,127,906 shares of the Company’s Common Stock, representing approximately 91.4% of the total shares of Common Stock underlying the Eligible Options. On December 10, 2020, immediately following the expiration of the Exchange Offer, the Company granted New Options to purchase 832,907 shares of Common Stock, pursuant to the terms of the Exchange Offer and the Company’s 2011 Stock Option/Stock Issuance Plan or its 2018 Stock Option and Incentive Plan, as applicable. The exercise price per share of the New Options granted pursuant to the Exchange Offer was $4.09 per share, which was the closing price per share of Common Stock on The Nasdaq Global Select Market on the grant date of the New Options. The vesting terms of the New Options are described in detail in the Exchange Offer.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 14, 2020	XERIS PHARMACEUTICALS, INC.

	By:	/s/ Paul R. Edick
Paul R. Edick
Chief Executive Officer and Chairman